CONFORMED

Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of February, 2010	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

For Immediate Release

February 24, 2010

Grupo Radio Centro Reports Fourth Quarter and Year-End Results for the Period Ended
December 31, 2009

Mexico City, February 24, 2010 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the fourth quarter and year ended December 31, 2009.  All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards.

Fourth Quarter Results

Broadcasting revenue for the fourth quarter of 2009 was Ps. 260,873,000, an increase of 12.8% compared to Ps. 231,342,000 reported for the fourth quarter of 2008. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico during the fourth quarter of 2009 compared to the same period of 2008, as well as broadcasting revenue from the Los Angeles radio station KXOS-FM.  The Company began to sell advertising time on KXOS-FM in April 2009 pursuant to a local marketing agreement (the “LMA”) with Emmis Communications Corporation.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the fourth quarter of 2009 were Ps. 172,883,000, 38.5% higher than the Ps. 124,842,000 reported for the fourth quarter of 2008. This increase was primarily due to (i) broadcasting expenses incurred in connection with KXOS-FM, and (ii) higher commissions paid to the Company’s sales force due to higher broadcasting revenue in the fourth quarter of 2009 compared to the same period of 2008.

For the fourth quarter of 2009, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 87,990,000, 17.4% lower than the Ps. 106,500,000 reported for the fourth quarter of 2008. This decrease in broadcasting income was mainly attributable to the increase in broadcasting expenses, as described above.

Depreciation and amortization expenses for the fourth quarter of 2009 were Ps. 6,466,000, 18.6% lower than the Ps. 7,944,000 reported for the fourth quarter of 2008, as a result of a reduction in the Company’s depreciable asset base.

The Company’s corporate, general and administrative expenses for the fourth quarter of 2009 were Ps. 4,574,000, a slight increase compared to Ps. 4,461,000 reported for the fourth quarter of 2008.

The Company reported operating income of Ps. 76,950,000 for the fourth quarter of 2009, 18.2% lower than the Ps. 94,095,000 reported for the fourth quarter of 2008. This decrease was due to higher broadcasting expenses during the fourth quarter of 2009 compared to the fourth quarter of 2008, as described above.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2009 and Year-end Results

During the fourth quarter of 2009, other expenses, net, were Ps. 20,695,000, compared to other expenses, net, of Ps. 17,539,000 reported for the fourth quarter of 2008. This increase was mainly attributable to expenses related to charity campaigns conducted by the Company during the fourth quarter of 2009.

The Company’s comprehensive financing cost for the fourth quarter of 2009 was Ps. 13,972,000, compared to Ps. 1,825,000 reported for the fourth quarter of 2008.  This increase was primarily due to (i) a loss on net foreign currency exchange of Ps. 7,092,000 attributable to an appreciation of the peso against the U.S. dollar, which resulted in a decline in the peso value of a U.S. dollar denominated loan from the Company to GRC-LA, LLC (“GRC-LA”), a U.S. subsidiary that manages the KXOS-FM pursuant to the LMA, and (ii) interest expense related to a Ps. 200,000,000 loan obtained by the Company from Banco Inbursa, S.A. in March 2009.

For the fourth quarter of 2009, the Company recorded income before taxes of Ps. 42,283,000, compared to Ps. 74,731,000 reported for the fourth quarter of 2008, primarily as a result of higher broadcasting expenses during the fourth quarter of 2009, as described above.

The Company recorded income taxes of Ps. 16,997,000 for the fourth quarter of 2009, compared to the Ps. 17,038,000 recorded for the fourth quarter of 2008.

As a result of the foregoing, the Company recorded net income for the fourth quarter of 2009 of Ps. 25,286,000, a 56.2% decline compared to net income of Ps. 57,693,000 in the fourth quarter of 2008.

Twelve-Month Results

For the year ended December 31, 2009, broadcasting revenue was Ps. 785,869,000, 6.9% higher than the Ps. 735,105,000 reported for the same period of 2008. The increase was mainly attributable to higher advertising expenditures by the Company’s clients during 2009 compared to the same period in 2008 and to revenues from KXOS-FM.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2009 were Ps. 595,011,000, 31.5% higher than the Ps. 452,350,000 reported for the same period of 2008. This increase was primarily due to (i) broadcasting expenses incurred in connection with KXOS-FM, and (ii) higher sales commissions as a result of the increase in broadcasting revenue during 2009.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2009 was Ps. 190,858,000, 32.5% lower than the Ps. 282,755,000 reported for the same period of 2008. This decrease was mainly attributable to the increase in broadcasting expenses, as described above.

Depreciation and amortization expenses for the year ended December 31, 2009 were Ps. 26,024,000, 18.0% lower than the Ps. 31,720,000 reported for the same period of 2008, as a result of a reduction in the Company’s depreciable asset base.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2009 were Ps. 14,939,000, slightly higher than the Ps. 14,461,000 reported for the same period of 2008.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2009 and Year-end Results

As a result of the foregoing, the Company recorded operating income of Ps. 149,895,000 for the year ended December 31, 2009, 36.6% lower than the Ps. 236,574,000 reported for the same period of 2008.

Other expenses, net, for the year ended December 31, 2009 were Ps. 66,495,000, 16.9% higher than the Ps. 56,880,000 reported for the same period of 2008. This increase was mainly attributable to legal expenses incurred in connection with the LMA.

The Company’s comprehensive financing cost for the year ended December 31, 2009 was Ps. 40,615,000, compared to Ps. 7,678,000 reported for the same period of 2008. This increase was mainly due to (i) interest expense related to the Company’s Ps. 200,000,000 loan obtained from Banco Inbursa, S.A. in March 2009 and (ii) a loss on net foreign exchange loss attributable to an appreciation of the peso against the U.S. dollar, which resulted in a decline in the peso value of the Company’s U.S. dollar denominated loan to GRC-LA.

For the year ended December 31, 2009, the Company recorded income before taxes of Ps. 42,785,000, compared to Ps. 172,016,000 reported for the same period of 2008, mainly due to the increases in broadcasting expenses and comprehensive financing cost, as described above.

The Company recorded income taxes of Ps. 38,342,000 for the year ended December 31, 2009, compared to Ps. 45,251,000 reported for the same period of 2008, primarily due to lower taxable income.

As a result of the foregoing, the Company recorded net income of Ps. 4,443,000 for the year ended December 31, 2009, compared to net income of Ps. 126,765,000 for the same period of 2008.

Recent Developments

The Company will undertake a capital reduction of GRC-LA by returning the capital contributions of certain members of the Aguirre family, who own the control of the Company.  The Company had previously sold a 49% equity stake in GRC-LA, for the same amount of this capital reduction, to those Aguirre family members.  As a result of the capital reduction, the Company will become the sole shareholder of GRC-LA.

Separately, the Company’s Board of Directors recommended that at the next shareholders’ meeting during March, 2010 the payment of a dividend of Ps. 100 million, or Ps. 0.614535380433443 per share.  If approved, the dividend will be paid approximately 10 days following the shareholders’ meeting.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2009 and Year-end Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations, in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements
This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual or future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2009 and Year-end Results
GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED AUDITED BALANCE SHEETS as of December 31, 2009 and 2008 (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)
	December 31,
	2009		2008
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	13,442	175,537	93,054

Accounts receivable:
Broadcasting, net	23,333	304,701	301,101
Other	526	6,863	6,225
Income taxes recoverable	0	0	3,007
	23,859	311,564	310,333

Prepaid expenses	9,036	117,996	38,179
Deferred taxes	0	0	0
Total current assets	46,337	605,097	441,566

Property and equipment, net	35,220	459,941	465,034
Prepaid expenses	2,042	26,662	0
Deferred charges, net	233	3,039	4,850
Excess of cost over book value of net assets of subsidiaries, net	63,472	828,863	828,863
Other assets	257	3,353	3,325
Total assets	147,561	1,926,955	1,743,638

LIABILITIES
Current:
Notes payable	3,209	41,903	0
Advances from customers	13,439	175,502	142,543
Suppliers and other accounts payable	6,450	84,230	67,388
Taxes payable	4,326	56,494	18,859
Total current liabilities	27,424	358,129	228,790

Long-Term:
Notes payable	9,955	130,000	0
Reserve for labor liabilities	5,044	65,871	60,276
Deferred taxes	1,262	16,476	21,782
Total liabilities	43,685	570,476	310,848

SHAREHOLDERS' EQUITY
Capital stock	86,564	1,130,410	1,130,410
Cumulative earnings	16,556	216,204	257,818
Reserve for repurchase of shares	3,357	43,837	43,837
Accumulated Effect by Conversion	(14)	(183)	0
Minority interest	(2,587)	(33,789)	725
Total shareholders' equity	103,876	1,356,479	1,432,790
Total liabilities and Shareholders' equity	147,561	1,926,955	1,743,638

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.0587 per U.S. dollar, the rate on December 31, 2009.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2009 and Year-end Results
GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED AUDITED STATEMENTS OF INCOME
for the three-month and twelve-month periods ended December 31, 2009 and 2008
(figures in thousands of  Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

	4th Quarter			Accumulated 12 months
	2009		2008	2009		2008
	U.S. $(1)	Ps.	Ps.	U.S. $(1)	Ps.	Ps.

Broadcasting revenue (2)	19,977	260,873	231,342	60,180	785,869	735,105
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses	13,239	172,883	124,842	45,564	595,011	452,350
Broadcasting income	6,738	87,990	106,500	14,616	190,858	282,755

Depreciation and amortization	495	6,466	7,944	1,993	26,024	31,720
Corporate, general and administrative expenses	350	4,574	4,461	1,144	14,939	14,461
Operating income	5,893	76,950	94,095	11,479	149,895	236,574

Other income (expenses), net	(1,585)	(20,695)	(17,539)	(5,092)	(66,495)	(56,880)

Comprehensive financing cost:
Interest expense	(516)	(6,738)	(2,276)	(1,802)	(23,528)	(8,376)
Interest income (2)	(11)	(142)	(34)	4	53	228
Gain (loss) on foreign currency exchange, net	(543)	(7,092)	485	(1,313)	(17,140)	470
	(1,070)	(13,972)	(1,825)	(3,111)	(40,615)	(7,678)

Income before income taxes	3,238	42,283	74,731	3,276	42,785	172,016

Income taxes	1,302	16,997	17,038	2,936	38,342	45,251
Net (loss) income	1,936	25,286	57,693	340	4,443	126,765

Net (loss) income applicable to:
Majority interest	3,301	43,109	57,673	4,471	58,386	126,720
Minority interest	(1,365)	(17,823)	20	(4,131)	(53,943)	45
	1,936	25,286	57,693	340	4,443	126,765

Net income per Series A Share (3)				0.027	0.3588	0.7787
Net income per ADS (3)				0.247	3.2292	7.0083
Weighted average common shares outstanding (000's) (3)					162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.0587 per U.S. dollar, the rate on December 31, 2009.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2009 and 2008 was Ps. 1,799,000 and Ps. 2,130,000, respectively. Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2009 and 2008 was Ps. 5,419,000 and Ps. 6,510,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: February 24, 2010	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer